SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 9, 2002

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: December 9, 2002	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

PROVIDENT ENERGY TRUST ANNOUNCES INCREASE
IN DECEMBER 2002 CASH DISTRIBUTION

NEWS RELEASE NUMBER 30	December 6, 2002

CALGARY, ALBERTA – Provident Energy Trust. (“Provident”) (TSX – PVE.UN; AMEX – PVX) today announced the cash distribution for December 2002 has been increased to Cdn $0.20 per trust unit. The December 2002 cash distribution will be paid on January 15, 2003 to unitholders of record on December 17, 2002. The ex-distribution date is December 13, 2002. For unitholders receiving their distribution in U.S. Funds, the January 15, 2003 cash distribution will be approximately U.S.$0.1281, based on an exchange rate of 1.5612. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Based on the December 5, 2002 closing price of Cdn $9.90 (TSX – PVE.UN) per unit, the declared December 2002 cash distribution represents a cash-on-cash yield of approximately 24 percent. The Trust estimates that, for Canadian residents, approximately 50 percent of the 2002 cash distributions will be tax deferred. The December distribution brings total declared distributions for the year to Cdn$2.02 per unit and represents approximately 88 percent of forecast 2002 cash flow net of the interest payable on Provident’s convertible debentures.

The increase in the monthly distribution is attributable to higher crude oil and natural gas prices supported by Provident’s Commodity Price Risk Management Program. The Trust has used a combination of fixed price and costless collar contracts to hedge between 70 and 80 percent of first quarter 2003 production. As a result of this program, and without significant changes in commodity prices, Provident forecasts its distributions to continue at Cdn$0.20 per unit per month for the first quarter of 2003. For the remainder of 2003, Provident has approximately 45 percent of current production hedged.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

For further information contact:

THOMAS W. BUCHANAN, Chief Executive Officer Phone (403) 296-2232	RANDALL J. FINDLAY, President Phone (403) 781-5343	MARK N. WALKER, Vice President, Finance & Chief Financial Officer Phone (403) 781-5305

Corporate Head Office:
900, 606 – 4th Street S.W. Calgary, Alberta Canada T2P 1T1 www.providentenergy.com	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 E-mail: info@providentenergy.com